VIA EDGAR	April 26, 2010

Re:	Warner Music Group Corp.
Form 10-K for the fiscal year ended September 30, 2009
File No. 001-32502

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Shenk:

On behalf of Warner Music Group Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 31, 2010 (the “comment letter”) relating to the above-referenced Form 10-K (the “10-K”).

To assist your review, we have retyped the text of the Staff’s comments in italics below and the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 10-K for the fiscal year ended September 30, 2009

Factors Affecting Results of Operations and Financial Condition, page 48

1.	Please expand your discussion to provide more information on how a shift from the CD format to digital music can impact your business. For example, discuss the differences in costs associated with digital formats as well as the differences in contribution margin from digital sales and physical sales.

Our Response:

Increasing digital revenue in our Recorded Music business is a key part of our strategy to offset declines in physical sales. We note that in our current filings we do include general discussions surrounding our strategy to focus on digital distribution.

See, for example, the discussion in “Our Strategy” on page 4 of the 10-K under “Capitalize on Digital Distribution.” As requested, we intend to add additional disclosure to our MD&A in future filings beginning with the Form 10-Q for the quarter ended March 31, 2010 (the “Q2 10-Q”) which, absent changes in facts and circumstances, we would expect to be substantially similar to that set forth below:

Expanding Business Models to Offset Declines in Physical Sales

A key part of our strategy to offset declines in physical sales is to expand digital sales. New digital models have enabled us to find additional ways to generate revenues from our music content. In the early stages of the transition from physical to digital sales, overall sales have decreased as the increases in digital sales have not yet met or exceeded the decrease in physical sales. Part of the reason for this gap is the shift in consumer purchasing patterns made possible from new digital models. In the digital space, consumers are now presented with the opportunity to not only purchase entire albums, but to “unbundle” albums and purchase only favorite tracks as single-track downloads. While to date, sales of online and mobile downloads have constituted the majority of our digital Recorded Music revenue, that may change over time as new digital models, such as access models (models that typically bundle the purchase of a mobile device with access to music) and streaming subscription services, continue to develop. In the aggregate, we believe that growth in revenue from new digital models has the potential to offset physical declines and drive overall future revenue growth. In the digital space, certain costs associated with physical products, such as manufacturing, distribution, inventory and return costs, do not apply. Partially eroding that benefit are increases in mechanical copyright royalties payable to music publishers which apply in the digital space. While there are some digital-specific variable costs and infrastructure investments necessary to produce, market and sell music in digital formats, we believe it is reasonable to expect that digital margins will generally be higher than physical margins as a result of the elimination of certain costs associated with physical products. As consumer purchasing patterns change over time and new digital models are launched, we may see fluctuations in contribution margin depending on the overall sales mix.

2.	Please also consider adding a discussion under this section explaining your shift in strategy to enter into expanded-rights deals with artists to capitalize on growth areas of the industry and how expanding these areas has and is expected to impact revenue and margins over time.

Our Response:

We note that in our current filings we do include general discussions surrounding our strategy to enter into expanded-rights deals with recording artists, as well as the expected benefits from such deals. See, for example, the discussion in “Our Strategy” on page 4 of the 10-K under “Enter into Expanded-Rights Deals to Form Closer Relationships with Recording Artists and Capitalize on Growth Areas of the Music Industry.” To the extent the non-traditional recorded music revenue generated by these expanded-rights deals begins to be material to our results, we will add additional discussion of our strategy as it relates to our expanded-rights deals. In addition, as requested, in future filings we intend to add additional disclosure in our MD&A beginning with the Q2 10-Q noting that entering into expanded-rights deals are another strategy to offset declines in physical revenues in our recorded music business. We will include this as part of the disclosures discussed in our response to comment 1 above under “Expanding Business Models to Offset Declines in Physical Sales”, which absent changes in facts and circumstances, we would expect to be substantially similar to that set forth below:

We have also been seeking to expand our relationships with recording artists as another means to offset declines in physical revenues in Recorded Music. For example, we have been signing recording artists to expanded-rights deals for the last several years. Under these expanded-rights deals, we participate in the recording artist’s revenue streams, other than from recorded music sales, such as live performances, merchandising and sponsorships. We believe that additional revenue from these revenue streams will help to offset declines in physical revenue over time. As we have generally signed newer artists to these deals, increased non-traditional revenue from these deals is expected to come several years after these deals have been signed as the artists become more successful and are able to generate revenue other than from recorded music sales. While non-traditional Recorded Music revenue, which includes revenue from expanded-rights deals as well as revenue from our artist services business, was less than 10% of our total revenue in fiscal 2009, we believe this revenue should continue to grow and represent a larger proportion of our revenue over time. We also believe that the strategy of entering into expanded-rights deals and continuing to develop our artist services business will contribute to Recorded Music growth over time. Margins for the various non-traditional Recorded Music revenue streams can vary significantly. The overall impact on margins will, therefore, depend on the composition of the various revenue streams in any particular period.

Results of Operations, page 50

Revenues

3.	In your discussion regarding the changes in revenue between periods you attribute the changes between periods in all of the revenue items (recorded music, music publishing, geographical location) to ‘economic pressures.’ Please provide a more robust discussion to specifically explain what is meant by ‘economic pressures’ as well as to provide investors with a clearer understanding of any specific factors driving the changes in your results of operations. Include in your discussion the effects changes in price and volume have on your results.

Our Response:

To the extent that in future periods ‘economic pressures’ are a significant contributor to the changes in our results of operations, we will include more specific disclosure in our filings to further discuss what is meant by ‘economic pressures’ as well as any additional factors driving the changes to our results of operations. In general, ‘economic pressures’ refers to the impact of the global recession on both consumers’ buying patterns, which has resulted in decreased discretionary spending, and a reduction by retailers in the amount of floor and shelf space dedicated to music. Retailers still account for the majority of sales of our physical product. However, as the number of physical music retailers has declined significantly, there is increased competition for available display space. This has led to a decrease in the amount and variety of product on display. As noted in “Factors Affecting Results of Operations and Financial Condition” on page 48 of the 10-K, these economic pressures have resulted in significant recessionary pressures, lower consumer confidence and lower retail sales in general. Of particular note for fiscal 2009 was the impact of the recession in Japan on our overall results, which was specifically noted in the discussion of “Revenue by Geographical Location” on page 52 of the 10-K.

In addition, our future disclosures will include expanded discussion about the transition from physical to digital and our strategy to enter into expanded-rights deals with recording artists as noted in our responses to comments 1 and 2 above. This will include a discussion of the impact on the volume of sales resulting to date from the shift from physical to digital. The overall decline in revenue is an industry-wide recorded music issue. We do not believe that pricing is the primary driver of this decline. Rather the majority of the revenue decline is attributable to the ability of consumers in the digital space to purchase individual tracks from an album rather than purchase the entire album (as described in our response to comment 1 above), the economic pressures described above, the growing competition for consumer discretionary spending and the ongoing issue of piracy (physical and digital theft).

Critical Accounting Policies

Accounting for Goodwill and Other Intangible Assets, page 74

4.	We note that you have incurred net losses for the last three years and have negative stockholders’ equity. Please expand your critical accounting policy for goodwill to include the following:

•	the percentage by which fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•

a discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Our Response:

We will include expanded disclosure in our future annual reports on Form 10-K in the “Management’s Discussion & Analysis – Critical Accounting Policies” section under the subheading “Accounting for Goodwill and Other Intangible Assets.” In addition, we will disclose our revised Goodwill accounting policy or, if we so choose, our Critical Accounting Policies in their entirety, which will reflect our expanded disclosures, in our Q2 10-Q and in our Form 10-Q for the quarter ended June 30, 2010 (the “Q3 10-Q”). Absent changes in facts and circumstances, we would expect the disclosure in the Goodwill accounting policy to be substantially similar to that set forth below:

Accounting for Goodwill and Other Intangible Assets

We account for our goodwill and other indefinite-lived intangible assets as required by FASB Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill and other (“ASC 350”). Under ASC 350, we no longer amortize goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life. ASC 350 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques on an annual basis and when events occur that may suggest that the fair value of such assets cannot support the carrying value. Goodwill impairment is tested using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its net book value (or carrying amount), including goodwill.

In performing the first step, management determines the fair value of its reporting units using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires significant judgment concerning the assumptions used in the valuation model, including discount rates, the amount and timing of expected future cash flows and, growth rates, as well as relevant comparable company earnings multiples for the market-based approach including the determination of whether a premium or discount should be applied to those comparables. The cash flows employed in the DCF analyses are based on management’s most recent budgets and business plans and when applicable, various growth rates have been assumed for years beyond the current business plan periods. Any forecast contains a degree of uncertainly and modifications to these cash flows could significantly increase or decrease the fair value of a reporting unit. For example, if revenue from sales of physical products continues to decline and the revenue from sales of digital products does not continue to grow as expected and we are unable to adjust costs accordingly, it could have a negative impact on future impairment tests. In determining which discount rate to utilize, management determines the appropriate weighted average cost of capital (“WACC”) for each reporting unit. Management considers many factors in selecting a WACC, including the market view of risk for each individual reporting unit, the appropriate capital structure and the appropriate borrowing rates for each reporting unit. The selection of a WACC is subjective and modification to this rate could significantly increase or decrease the fair value of a reporting unit.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

As of September 30, 2009, we had recorded goodwill in the amount of $1.04 billion, primarily related to the Acquisition (as defined). We test our goodwill and other indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter of each fiscal year. The performance of our fiscal 2009 impairment analyses did not result in any impairments of the Company’s goodwill. The discount rates utilized in the fiscal 2009 analysis ranged from 9% to 10% while the terminal growth rates used in the DCF analysis ranged from 2% to 3%. To illustrate the magnitude of a potential impairment relative to future changes in estimated fair values, had the fair values of each of the reporting units been hypothetically lower by 50% at September 30, 2009, no reporting unit’s book value would have exceeded its fair value. The percentage by which the fair value of each reporting unit exceeded the respective carrying value was as follows:

Reporting Unit	Percentage by which Fair Value Exceeded Carrying Value
U.S. Recorded Music	50%
International Recorded Music	205%
Publishing	78%

The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using a DCF valuation analysis. Common among such approaches is the “relief from royalty” methodology, which is used in estimating the fair value of the Company’s trademarks. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash flows generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar trademarks are being licensed in the marketplace.

See Note 9 to our audited consolidated financial statements for the fiscal year ended September 30, 2009 for a further discussion of our goodwill and other intangible assets.

Accounting for Royalty Advances, page 77

5.	We note that management’s decision to capitalize an advance to an artist or songwriter as an asset requires significant judgment as to the recoverability of these advances. In light of the judgment in determining whether and how much to capitalize, please expand your disclosure to discuss (i) the average age of the outstanding advances expected to be recouped, (ii) the percentage of advances that are typically recouped, (iii) the average time period that most advances are collected, and (iv) the percentage of advances that are expensed immediately.

Our Response:

While we make a large number of advances each year, we evaluate the recoverability of an advance both at the onset, and over its respective life, on an advance-by-advance basis. As we are continually evaluating the recoverability of advances on an individual basis, we do not utilize overall metrics similar to those requested by the Staff to evaluate the amount to capitalize or the recoverability of advances. As we noted in the 10-K, we follow the guidance under FASB ASC Topic 928, which establishes the criteria to be used when initially determining if a royalty advance can be capitalized. We will include expanded disclosure in our future annual reports on Form 10-K in the “Management’s Discussion & Analysis – Critical Accounting Policies” section under the subheading “Accounting for Royalty Advances.” In addition, we will disclose our revised Royalty Advances accounting policy or, if we so choose, our Critical Accounting Policies in their entirety, which will reflect our expanded disclosures, in our Q2 10-Q and Q3 10-Q. Absent changes in facts and circumstances, we would expect the disclosure in the Royalty Advances accounting policy to be substantially similar to that set forth below:

Accounting for Royalty Advances

We regularly commit to and pay royalty advances to our recording artists and songwriters in respect of future sales. We account for these advances under the related guidance in FASB ASC Topic 928, Entertainment—Music (“ASC 928”). Under ASC 928, we capitalize as assets certain advances that we believe are recoverable from future royalties to be earned by the recording artist or songwriter. Advances vary in both amount and expected life based on the underlying recording artist or songwriter. Advances to recording artists or songwriters with a history of successful commercial acceptability will typically be larger than advances to a newer or unproven recording artist or songwriter. In addition, in most cases these advances represent a multi-album release or multi-song obligation and the number of albums releases and songs will vary by recording artist or songwriter.

Management’s decision to capitalize an advance to a recording artist or songwriter as an asset requires significant judgment as to the recoverability of the advance. The recoverability is assessed upon initial commitment of the advance based upon management’s forecast of anticipated revenue from future and existing albums or songs. In determining whether the advance is recoverable, management evaluates the current and past popularity of the recording artist or songwriter, the sales history of the recording artist or songwriter, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Based upon this information, management expenses the portion of any advance that it believes is not recoverable. In most cases, advances to recording artists or songwriters without a history of success and evidence of current or past popularity will be expensed immediately. Advances are individually assessed for recoverability continuously and at minimum on a quarterly basis. As part of the ongoing assessment of recoverability, we monitor the projection of future sales based on the current environment, the recording artist’s or songwriter’s ability to meet their contractual obligations as well as our intent to support future album releases or songs from the recording artist or songwriter. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made.

We had $380 million and $386 million of advances in its balance sheet at September 30, 2009 and 2008, respectively. We believe such advances are recoverable through future royalties to be earned by the applicable recording artists and songwriters.

Note 3: Summary of Significant Accounting Policies, page 92

Music Publishing

6.	We note that music publishing royalties are recognized as revenue when cash is received and that an agreement was reached with the U.S. recorded music and music publishing industries which will result in a $25 million payment of royalties that were accrued in prior years. Please explain this to us in greater detail and tell us the period to which this amount relates and the length of time between accrual of amounts and collections.

Our Response:

The $25 million payment discussed in the 10-K relates to our music publishing business’ share of a settlement paid by record companies (including our recorded music business) as a result of an agreement reached in September of 2009 between the National Music Publishers’ Association and the Recording Industry Association of America to distribute a pool of unpaid music publishing royalties primarily related to sales of physical and digital recorded music products from 2000 through 2008. These royalties had not been previously paid for a variety of reasons including instances where record companies did not have the information necessary to make royalty payments to the proper parties.

Music publishing revenue is generally recorded on a cash basis because the ultimate amount of royalties earned is typically not known until cash is received. Prior to the settlement, our music publishing business had not recognized any revenue relating to the royalties covered by the settlement as it was not clear what royalties had been earned. Once the settlement was reached, we knew the amount of royalty income we were to receive and had therefore met the revenue recognition criteria. Accordingly, we recognized $25 million of royalty revenue in fiscal 2009 as disclosed in our 10-K.

We received the majority of the proceeds due under this settlement in March of 2010.

The statement regarding “royalties that were accrued in prior years” refers to the accrual of royalty expense by U.S. record companies (including our U.S. recorded music business). Our U.S. recorded music business was able to accurately calculate the royalty expense based upon established statutory rates. Our U.S. recorded music business accrued the appropriate royalty expense when the underlying sale was recognized; however, as the proper payee was not known, no payments were made until the settlement was reached. Once the settlement was reached, our U.S. recorded music business contributed its share of the settlement payment to the pool that was eventually distributed to music publishers (including our music publishing business). This treatment is consistent with our accounting policies as disclosed in our filings.

Royalty Advances and Royalty Costs, page 92

7.	Please expand your policy to disclose how credits to the royalty advances balance are calculated each reporting period. For example, explain what portion of revenue earned on a specific song is credited towards an artist’s outstanding balance. Also in this regard, please tell us and disclose how you account for revenue received for artists whose advances have been deemed unrecoupable and therefore expensed.

Our Response:

As noted in our response to comment 5 above, we will include expanded disclosure regarding our accounting for royalty advances in our Critical Accounting Policies in our Q2 10-Q and Q3 10-Q. We will also include expanded disclosure in our next annual report on Form 10-K in the Notes to the Consolidated Audited Financial Statements under the subheading “Royalty Advances and Royalty Costs.” Absent changes in facts and circumstances, we would expect the disclosure to be substantially similar to that set forth below, which is based upon the disclosure on “Royalty Advances and Royalty Costs” on pages 92 and 93 of the 10-K:

Royalty Advances and Royalty Costs

The Company regularly commits to and pays royalty advances to its recording artists and songwriters in respect of future sales. The Company accounts for these advances under the related guidance in FASB ASC Topic 928, Entertainment—Music (“ASC 928”). Under ASC 928, the Company capitalizes as assets certain advances that it believes are recoverable from future royalties to be earned by the recording artist or songwriter. Advances vary in both amount and expected life based on the underlying recording artist or songwriter. Advances to recording artists or songwriters with a history of successful commercial acceptability will typically be larger than advances to a newer or unproven recording artist or songwriter. In addition, in most cases these advances represent a multi-album release or multi-song obligation and the number of albums releases and songs will vary by recording artist or songwriter.

The Company’s decision to capitalize an advance to a recording artist or songwriter as an asset requires significant judgment as to the recoverability of the advance. The recoverability is assessed upon initial commitment of the advance based upon the Company’s forecast of anticipated revenue from future and existing albums or songs. In determining whether the advance is recoverable, the Company evaluates the current and past popularity of the recording artist or songwriter, the sales history of the recording artist or songwriter, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Based upon this information, the Company expenses the portion of any advance that it believes is not recoverable. In most cases, advances to recording artists or songwriters without a history of success and evidence of current or past popularity will be expensed immediately. Advances are individually assessed for recoverability continuously and at minimum on a quarterly basis. As part of the ongoing assessment of recoverability, the Company monitors the projection of future sales based on the current environment, the recording artist’s or songwriter’s ability to meet their contractual obligations as well as the Company’s intent to support future album releases or songs from the recording artist or songwriter. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made.

Royalties earned by recording artists, songwriters, co-publishers, other copyright holders and trade unions are recognized as an expense in the period in which the sale of the product takes place, less an adjustment for future estimated returns, and are included in cost of revenue. The royalty earned varies by recording artist or songwriter based on separately negotiated royalty rates. In addition, the royalty rate can vary based on the underlying album or song. However, when a sale of product is recognized and the underlying advance had been expensed as a result of it being deemed unrecoverable, no corresponding royalty expense is recognized until such time that the cumulative royalty earned exceeds the advance that was paid to the recording artist or songwriter.

8.	We note per a risk factor on page 29 that as new distribution channels continue to develop, you have to implement systems to process royalties on these new revenue streams. Please tell us how your system for processing royalties for digital distribution differs from your existing system including any differences in the process for determining and paying royalty amounts due.

Our Response:

To date, the system for processing royalties related to the distribution of digital product is consistent with how royalties are processed on physical product. We receive reports from the respective digital distributors (e.g., iTunes, Verizon, etc.), which detail the sales by artist/title/product type. That information is entered into our existing royalty IT system and the system applies the appropriate royalty rates (based on artist and product type). All royalty information is aggregated by artist to determine the related expense to be recognized and amounts to be paid based on the recoupment status of the artist’s advance, if any. The language in the risk factor was intended to highlight that as the number of new digital models expand, there may continue to be new types of transactions to be processed, i.e., the risk factor is addressing potential future distribution channels that are not currently known. There may also be corresponding increases in the volume of transactions to be processed. In each case, we will have to ensure that our systems will continue to be able to adequately identify the proper royalty rates applicable to the new types of transactions and process an increased number of new types of transactions in an accurate and timely manner.

We will update the disclosure within this risk factor in our Q2 10-Q to make clear we are addressing potential future digital distribution channels that are not currently known. Absent changes in facts and circumstances, we would expect the disclosure to be substantially similar to that set forth below. For the Staff’s convenience, the language we intend to add to our disclosure in the Q2 10-Q is set forth in bold.

Legitimate channels for digital distribution of our creative content are a recent development, and their impact on our business is unclear and may be adverse.

We have positioned ourselves to take advantage of online and mobile technology as a sales distribution channel and believe that the development of legitimate channels for digital music distribution holds promise for us in the future. Digital revenue streams of all kinds are important to offset continued declining revenue from physical CD sales industry-wide over time. However, legitimate channels for digital distribution are a recent development and we cannot predict their impact on our business. In digital formats, certain costs associated with physical products such as manufacturing, distribution, inventory and return costs do not apply. While there are some digital-specific variable costs and infrastructure investments necessary to produce, market and sell music in digital formats, we believe it is reasonable to expect that we will generally derive a higher contribution margin from digital sales than physical sales. However, we cannot be sure that we will generally continue to achieve higher margins from digital sales. Any legitimate digital distribution channel that does develop may result in lower or less profitable sales for us than comparable physical sales. In addition, the transition to greater sales through digital channels introduces uncertainty regarding the potential impact of the “unbundling” of the album on our business. It remains unclear how consumer behavior will continue to change when customers are faced with more opportunities to purchase only favorite tracks from a given album rather than the entire album. In addition, if piracy continues unabated and legitimate digital distribution channels fail to gain consumer acceptance, our results of operations could be harmed. Furthermore, as new distribution channels continue to develop, we may have to implement systems to process royalties on new revenue streams for potential future distribution channels that are not currently known. These new distribution channels could also result in increases in the number of transactions that we need to process. If we are not able to successfully expand our processing capability or introduce technology to allow us to determine and pay royalty amounts due on these new types of transactions in a timely manner, we may experience processing delays or reduced accuracy as we increase the volume of our digital sales, which could have a negative effect on our relationships with artists and brand identity.

Definitive Proxy on Schedule 14A

Annual Cash Bonus, page 27

9.	In future filings, please disclose all performance targets, including budgeted levels of net revenue and OIBDA, which must be achieved in order for your named executive officers to earn their annual cash bonuses. To the extent that you believe disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Our Response:

In its Compensation Discussion and Analysis, a registrant is required to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers. Instruction 1 to Item 402(b) of Regulation S-K and Section II.B.1. of Securities Act Release No. 8732A (Aug. 29, 2006).

As described in detail under the caption “Annual Cash Bonus” on page 27 of the Proxy Statement, the purpose of the performance goals related to the achievement of budgeted amounts of net revenue and OIBDA set by the Compensation Committee for fiscal 2009 and the committee’s measurement of our actual performance after the end of the year was to determine, together with any other relevant accomplishments, the overall funding for our company-wide bonus pool. As described in the Proxy Statement, the actual individual bonus amounts are fully discretionary, taking into account the target bonuses set forth in each named executive officer’s employment agreement, our corporate performance and other discretionary factors. Because of the discretionary nature of the annual bonuses awarded to the named executive officers, which are individually unrelated to the established performance goals (other than the fact that all bonuses are awarded out of our company-wide bonus pool which is determined after measuring actual performance against the performance goals), the annual bonuses have been appropriately reflected in the summary compensation table on page 32 of the Proxy Statement as “Bonus” and not “Non-Equity Incentive Plan Compensation.”

In this regard, the performance goals established by the Compensation Committee for the determination of our company-wide bonus pool are not material to an understanding of either the amounts of the annual bonus for named executive officers or why the Compensation Committee determined to pay those amounts. The establishment of the performance goals is described in the our Compensation Discussion and Analysis merely to inform investors of the process by which the Compensation Committee determines the bonus pool, from which bonuses to all employees are awarded. The Compensation Committee has full discretion to award bonuses to named executive officers out of this overall pool, using whatever factors the committee deems relevant at the time that the amounts of the bonuses are determined. The discretionary factors that the Compensation Committee took into account in determining the actual amounts of the fiscal 2009 bonuses for the named executive officers include the six factors listed on pages 28 and 29 of the Proxy Statement and the other qualitative factors listed in the first full paragraph on page 29 of the Proxy Statement. We believe that it is these listed accomplishments that are the material performance measures on which the annual bonuses were actually determined and, accordingly, the material information necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.

We do not believe that the performance targets established to set our company-wide bonus pool are material to an understanding of the annual bonuses awarded to the named executive officers and have therefore omitted the performance targets in reliance on Instruction 1 to 402(b) of Regulation S-K and not a competitive harm analysis pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Since it is Instruction 4 to Item 402(b) that requires level of difficulty disclosure if a registrant determines that disclosure of target levels would cause competitive harm, we do believe it is required to discuss how difficult it would be for the named executive officers or how likely it will be for our company to achieve the targets which, in any event, have no direct bearing on the amount of the annual bonus awarded to individual named executive officers.

*    *    *    *    *    *

In addition, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under any federal securities laws of the United States.

Please call me (212-275-2045) if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Trent N. Tappe
Trent N. Tappe
Senior Vice President and Chief Corporate Governance and Securities Counsel

cc:	Steven Macri, EVP and Chief Financial Officer
Paul M. Robinson, EVP and General Counsel
Jon Pedersen, SVP and Controller
Edward P. Tolley III, Simpson Thacher & Bartlett LLP